

December 4, 2013

<u>Via E-mail</u>
Andrew P. Swiger
Senior Vice President and Treasurer
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

> **Re:** **Exxon Mobil Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **Response letter dated October 18, 2013**
> **File No. 1-2256**

Dear Mr. Swiger:

We have reviewed your filings and response and have the following additional comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Properties</u>

<u>Oil and Gas Production, Production Prices and Production Costs, page 8</u>

1. We note your response to prior comment one from our letter dated September 20, 2013 and are not in a position to agree with your conclusions regarding the separate disclosure of production information for your volumes of natural gas liquids. In this regard, Item 1204 of Regulation S-K requires disclosure of production by "final product sold", without providing a comprehensive list of different product types. Similarly, while Item 1202 of Regulation S-K does identify certain products for which disclosure of reserves is required, the identified products are not a complete, exclusive list. Accordingly, we believe that natural gas liquids represent a final sales product for which separate production information is required to be disclosed by Item 1204. Separately, we believe that the volumes of natural gas liquids for 2010, 2011 and 2012, as described in your response to prior comment number four from our letter dated May 8, 2013 are material,

particularly, though not exclusively, in terms of their impact on production information that would otherwise be disclosed for oil on a stand-alone basis. Accordingly, as previously requested, please revise your tabular presentations of production volumes and average sales prices received to provide separate disclosure of amounts attributable to both oil and natural gas liquids.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or in his absence, Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director